Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

September 18, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Filing Desk

Re:          Western Asset Global Credit Defined Opportunity Fund Inc.

Dear Sir or Madam:

On behalf of Western Asset Global Credit Defined Opportunity Fund Inc. (the “Fund”), we hereby submit for filing by direct electronic transmission the Fund’s Notification of Registration on Form N-8A under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Fund’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended.

Any questions or communications concerning the enclosed materials should be directed to Sarah Cogan of this firm at 212-455-3575 or Robert Griffith of this firm at 212-455-3551.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

Enclosures

cc:	William J. Renahan